[Reference Translation]

May 28, 2025

Company Name:	TOYOTA MOTOR CORPORATION
Name and Title of Representative:	Koji Sato, President
(Code Number: 7203 Prime of Tokyo Stock Exchange and Premier of Nagoya Stock Exchange)
Name and Title of Contact Person	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: +81-565-28-2121)

Our View on ISS’s Voting Recommendation Regarding the Election of

the Board of Directors Who Are Audit and Supervisory Committee Members

Regarding Proposed Resolution 3, “Election of 4 Members of the Board of Directors Who are Audit and Supervisory Committee Members,” to be submitted at the 121st Ordinary General Shareholders’ Meeting scheduled to be held June 12, 2025 (this “Proposal”), Institutional Shareholder Services Inc. (“ISS”), a proxy advisory firm, has issued a report recommending a vote against Candidate No. 2, Dr. George Olcott.

While the reasons for nominating each candidate are stated in the Notice of Convocation, Toyota Motor Corporation (“TMC”) would like to offer the following supplementary explanation of our position.

1.	Content of ISS’s Recommendation to Vote Against

ISS recommends voting against candidate No. 2, Dr. Olcott, of this Proposal on the grounds that he received consulting fees as an advisor to an educational institution jointly established by TMC and two other companies prior to his appointment as an Outside Member of the Board of Directors and Audit & Supervisory Board Member of TMC. ISS determined that this relationship causes Dr. Olcott not to satisfy its independence criteria.

2.	Our View

TMC believes that to remain a company consistently chosen by stakeholders, it needs a Board of Directors that maximizes the knowledge and expertise of its directors and contributes to growth along with all the stakeholders supporting the automotive industry as it moves towards the future we hope to create. Outside Members of the Board of Directors play a vital role in the Board of Directors, providing advice based on their extensive experience and knowledge from an independent standpoint, separate from business execution, during our decision-making processes.

In selecting Outside Members of the Board of Directors, we consider their alignment with the “Toyota Philosophy” and a strong interest in our business and people, among other criteria. The Executive Appointment Meeting, which is primarily composed of Outside Members of the Board of Directors, conducts evaluations including direct interviews with candidates.

Dr. Olcott brings deep insight into corporate management based on a wealth of experience in international financial markets, including investment banking, and academic knowledge in human resource development and corporate governance for global management.

He has a strong academic track record, particularly in research focused on enhancing the value of Japanese companies. Furthermore, he understands the Toyota Group’s business from his tenure as a board member of DENSO CORPORATION.

Since 2022, Dr. Olcott has served as an Outside Audit & Supervisory Board Member, conducting appropriate audits rooted in the Toyota value of “genchi-genbutsu” (“go and see for yourself”), by actively visiting TMC and its domestic and overseas subsidiaries from an independent capacity. In FY2024, he conducted a total of 27 visits, including to Toyota Technical Center Shimoyama, Tahara Plant, Toyota Motor Kyushu, and overseas manufacturing sites in Turkey, France, and India. He has also provided numerous insights from a global management perspective, such as emphasizing the importance of balanced regional operations and advising on global investment strategies. He actively participates in meetings with local executives of overseas subsidiaries to gather their views. In this way, Dr. Olcott contributes not only through audits but also by actively engaging in initiatives and offering insights that enhance corporate value and support sound management decisions.

TMC maintained an advisory agreement with Dr. George Olcott from June 2020 through March 2022 to receive his advice on the internationalization of school operations as a director of an integrated junior and senior high school (Kaiyo Academy) established with the aim to develop the next generation of leaders, which TMC has been endorsing. However, TMC has determined that there are no conflicts of interest with general shareholders of TMC as the transactions were not material. The total amount of his compensation was 12 million yen per year, and the total compensation for the above period was 22 million yen. This contract ended in March 2022, and since then, apart from his remuneration as an external and supervisory board member, there have been no business relationships with Dr. Olcott.

Based on the above, we believe Dr. Olcott can continue to offer candid advice and oversight from an independent standpoint, leveraging his expertise in corporate management and understanding of the Toyota Group. We have therefore nominated him as a candidate for outside director who is an Audit and Supervisory Committee Member.